CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,635,000	$388.95

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $552,424.61 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $388.95 offset against the registration fee due for this offering and of which $552,035.66 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 194 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 25-I dated March 23, 2006	Registration Statement No. 333-130051 Dated November 6, 2006 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $3,635,000 Lesser Index Annual Review Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index due November 18, 2009

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three annual Review Dates, both the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are at or above their respective Call Levels applicable to that Review Date. If the notes are not called, investors are protected at maturity against up to a 10% decline of either Index or both Indices on the final Review Date but will lose some or all of their principal if either Index or both Indices decline by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a call premium payment if the notes are called.
  The first Review Date, and therefore the earliest call date, is November 13, 2007.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 18, 2009†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on November 6, 2006 and are expected to settle on or about November 8, 2006.

Key Terms

Indices:	The Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index (each an “Index,” and collectively the “Indices”).
Automatic Call:

On any Review Date, if the Index closing level for each Index is greater than or equal to its respective Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	First Review Date 90% of the Initial Index Level for each Index Second Review Date 100% of the Initial Index Level for each Index Final Review Date 100% of the Initial Index Level for each Index
Payment if Called:

For every $1,000 principal amount note, you will receive $1,000 plus a call premium calculated as follows:

  13.45% x $1,000 if called on the first Review Date
  26.90% x $1,000 if called on the second Review Date
  40.35% x $1,000 if called on the final Review Date

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of either Index or both Indices. If neither Ending Index Level has declined by more than 10% from its respective Initial Index Level, you will receive the principal amount of your notes at maturity. If the Ending Index Level of either Index declines by more than 10% from its respective Initial Index Level, you will lose 1.1111% of the principal amount of your notes for every 1% that the Lesser Performing Index declines beyond 10% and your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (the Lesser Index Return + 10%) x 1.1111]

where the “Lesser Index Return” is the lower of the Index Return for the Dow Jones EURO STOXX 50® Index and the Index Return for the Nikkei 225 Index.

Assuming the notes are not called, you will lose some or all of your investment at maturity if the Lesser Index Return reflects a decline of more than 10%.

Buffer:	10%
Index Return:	For each Index, the performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For the Dow Jones EURO STOXX 50® Index, the Index closing level on November 3, 2006, which was 3990.46. For the Nikkei 225 Index, the Index closing level on November 6, 2006, which was 16364.76.
Ending Index Level:	For each Index, the Index closing level on the final Review Date.
Lesser Performing Index:	The Index with the Lesser Index Return.
Review Dates†:	November 13, 2007 (first Review Date), November 13, 2008 (second Review Date) and November 13, 2009 (final Review Date)
Maturity Date†:	November 18, 2009
CUSIP:	48123JHF9
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 25-I.

Investing in the Lesser Index Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 25-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$31.10	$968.90

Total	$3,635,000	$113,048.50	$3,521,951.50

(1)

J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $31.10 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $15.55 per $1,000 principal amount note. See “Underwriting” beginning on page PS-24 of the accompanying product supplement no. 25-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $31.10 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 6, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 25-I dated March 23, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 27, 2006 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 25-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 25-I dated March 23, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000746/e23646_424b2.htm

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable Upon An Automatic Call or At Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Indices as shown under the column “Level of Index with lesser return Appreciation/Depreciation at Review Date.” The following table assumes that the Index with the lesser return for the entire term of the notes will be the Dow Jones EURO STOXX 50® Index. We make no representation or warranty as to which of the Indices will be the Index with the lesser return for purposes of calculating your return on the notes on any Review Date or at maturity. The following table assumes a Call Level of 3600 for the Index with the lesser return on the first Review Date and a Call Level equal to a hypothetical Initial Index Level of 4000 for the Index with the lesser return on the second and final Review Dates. The table reflects that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 13.45%, 26.90% and 40.35%, respectively, regardless of the appreciation of the Index with the lesser return, which may be significant. There will be only one payment on the notes, whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. For an automatic call to be triggered, the closing level of both Indices must be greater than or equal to their respective Call Levels on one of the Review Dates.

Level of Index with lesser return at Review Date	Level of the Index with lesser return Appreciation/ Depreciation at Review Date	Total Return if called at First Review Date	Total Return if called at Second Review Date	Total Return at Final Review Date

7200	80.00%	13.45%	26.90%	40.35%
6800	70.00%	13.45%	26.90%	40.35%
6400	60.00%	13.45%	26.90%	40.35%
6000	50.00%	13.45%	26.90%	40.35%
5600	40.00%	13.45%	26.90%	40.35%
5200	30.00%	13.45%	26.90%	40.35%
4800	20.00%	13.45%	26.90%	40.35%
4600	15.00%	13.45%	26.90%	40.35%
4400	10.00%	13.45%	26.90%	40.35%
4200	5.00%	13.45%	26.90%	40.35%
4000	0.00%	13.45%	26.90%	40.35%
3996	-0.10%	13.45%	N/A	0.00%
3800	-5.00%	13.45%	N/A	0.00%
3600	-10.00%	13.45%	N/A	0.00%
3400	-15.00%	N/A	N/A	-5.56%
3200	-20.00%	N/A	N/A	-11.11%
2800	-30.00%	N/A	N/A	-22.22%
2400	-40.00%	N/A	N/A	-33.33%
2000	-50.00%	N/A	N/A	-44.44%
1600	-60.00%	N/A	N/A	-55.56%
1200	-70.00%	N/A	N/A	-66.67%
800	-80.00%	N/A	N/A	-77.78%
400	-90.00%	N/A	N/A	-88.89%
0	-100.00%	N/A	N/A	-100.00%

JPMorgan Structured Investments — Lesser Index Annual Review Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	PS-1

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index with the lesser return on the first Review Date decreases from the Initial Index Level of 4000 to an Index Closing Level of 3800 on the first Review Date. Because the Index Closing Level of the Index with the lesser return on the first Review Date of 3800 is greater than the corresponding Call Level of 3600, the notes are automatically called, and the investor receives a single payment of $1,134.50 per $1,000 principal amount note.

Example 2: The level of the Index with the lesser return decreases from the Initial Index Level of 4000 to an Index Closing Level of 3400 on the first Review Date, 3800 on the second Review Date, and 3600 on the final Review Date. Because (a) the Index Closing Level of the Index with the lesser return on the first Review Date (3400) is less than the corresponding Call Level of 3600, (b) the Index Closing Level of the Index with the lesser return on each of the other Review Dates (3800 and 3600) is less than the corresponding Call Level of 4000, and (c) the Ending Index Level of the Lesser Performing Index has not declined by more than 10% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index with the lesser return decreases from the Initial Index Level of 4000 to an Index Closing Level of 3400 on the first Review Date, 3600 on the second Review Date, and 3200 on the final Review Date. Because (a) the Index Closing Level of the Index with the lesser return on the first Review Date (3400) is less than the corresponding Call Level of 3600, (b) the Index Closing Level of the Index with the lesser return on each of the other Review Dates (3600 and 3200) is less than the corresponding Call Level of 4000, and (c) the Ending Index Level of the Lesser Performing Index is more than 10% below the Initial Index Level, the notes are not called and the investor will receive a payment that is less than the principal amount of each $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Index closing level for each Index is greater than or equal to its respective Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 13.45% x $1,000 if called on the first Review Date; (ii) 26.90% x $1,000 if called on the second Review Date; or (iii) 40.35% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over three years, the notes will be called before maturity if the closing level of both Indices is at or above the applicable Call Level on a Review Date and you will be entitled to the applicable payment set forth on the cover of this pricing supplement.
  LIMITED PROTECTION AGAINST LOSS — If the notes are not called and neither Ending Index Level declines by more than 10% as compared to its respective Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level for either Index declines by more than 10%, for every 1% that the Lesser Performing Index has declined below 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  POTENTIAL FOR EARLY EXIT AND 13.45% RETURN IN YEAR ONE, EVEN IF THE INDEX RETURN FOR EACH INDEX IS NEGATIVE ON THE FIRST REVIEW DATE — The Call Level for the first Review Date is set at 90% of the Initial Index Level for each Index. Accordingly, you will receive a payment of $1,134.50 per $1,000 principal amount note after the first Review Date, even if the Index Closing Level for each Index on the first Review Date reflects a decline of up to 10% from its respective Initial Index Level.
  DIVERSIFICATION OF THE INDICES — The return on the notes at maturity is linked to the Lesser Performing Index which will be either the Nikkei 225 Index or the Dow Jones EURO STOXX 50® Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index is the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which is used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information on each Index, see the information set forth under “The Nikkei 225 Index” and “The Dow Jones EURO STOXX 50® Index” in the accompanying product supplement no. 25-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 25-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

JPMorgan Structured Investments — Lesser Index Annual Review Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 25-I dated March 23, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not called and the Ending Index Level of either Index declines by more than 10% compared to its respective Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level of the Lesser Performing Index compared to its Initial Index Level beyond the 10% buffer.
  THE RETURN ON THE NOTES AT MATURITY IS LINKED TO THE LESSER PERFORMING INDEX — You may receive a lower payment at maturity than you would have received if you had invested in the Indices individually, the stocks composing the Indices or contracts related to the Indices or their component stocks. An automatic call will be triggered only if both Indices are above their respective Call Levels on one of the Review Dates and, if the notes are not called, your return on the notes at maturity will be determined by reference to the Lesser Performing Index. Therefore, your investment in the notes may not result in a return on such investment even if the Index closing level of one of the two Indices is above its respective Call Level on each Review Date. The two Indices’ respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad based rise in the performance of equities across diverse markets during the term of the notes.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in either Index or both Indices, which may be significant. Because the Index closing level of either Index at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in either Index or both Indices.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Review Date or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold the notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index are denominated. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying each Index;
    the expected positive or negative correlation between the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index, or the expected absence of any such correlation;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the dollar, the euro and the yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Lesser Index Annual Review Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	PS-3

Historical Information

The following graphs set forth the historical performance of the Dow Jones EURO STOXX 50® Index based on the weekly Dow Jones EURO STOXX 50® Index closing level from January 5, 2001 through November 3, 2006, and the historical performance of the Nikkei 225 Index based on the weekly Nikkei 225 Index closing level from January 5, 2001 through November 2, 2006. The Index closing level of the Dow Jones EURO STOXX 50® Index on November 3, 2006 was 3990.46. The Index closing level of the Nikkei 225 on November 6, 2006 was 16364.76.

We obtained the various Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Index on any Review Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.

JPMorgan Structured Investments — Lesser Index Annual Review Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	PS-4